

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2023

Paul Whitehead
Chief Executive Officer
Cazoo Group Ltd
40 Churchway
London, NW1 1LW, United Kingdom

> **Re: Cazoo Group Ltd**
> **Registration Statement on Form F-3**
> **Filed December 7, 2023**
> **File No. 333-275940**

Dear Paul Whitehead:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Valerie Ford Jacob